SEC FILE NUMBER: 000-19644

CUSIP NUMBER: 16938M 104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________

PART I
REGISTRANT INFORMATION

Full name of registrant:	China Broadband, Inc.
Former name if applicable:
Address of principal executive office	1900 Ninth Street, 3rd Floor
City, State and Zip Code:	Boulder, Colorado 80302

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal quarter, as well as the completion of the required review of the Company’s financial information, could not be completed without incurring undue hardship and expense, due to the number of transactions during such quarter. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc Urbach	(303)	449-7733
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant currently estimates that revenue for the nine months ended September 30, 2008 will be greater than the comparable period in 2007 by approximately $2 million.  The registrant currently estimates that net loss for the nine months ended September 30, 2008 will be $900,000 less than for the same period in 2007.

The registrant’s results of operation for the nine months ended September 30, 2008 includes:  (1) nine months of operations of our Jinan Broadband subsidiary which was acquired on April 1, 2007 and (2) three months of operations of our recently acquired Shandong Media VIE, which will be consolidated in the upcoming report under FIN 46R.
Additionally, the registrant will recognize a write down of approximately$1.5 million (through comprehensive income (loss)) related to its marketable equity securities as a result of the recent decline in stock price of such securities.

China Broadband, Inc.
Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2008	By:	/s/ Marc Urbach
	Name:	Marc Urbach
	Title:	President